

kw 3/1/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14046510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH ADVISORS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1017 MUMMA ROAD, SUITE 302
_____
(No. and Street)

LEMOYNE   PA   17043
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RENEE LIEUX
                                                    717 731-8303
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
_____
(Name – if individual, state last, first, middle name)

1720 Epps Bridge Parkway
Suite 108-381

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



3/14/14

OATH OR AFFIRMATION

I, _L Renée Lieux_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
COMMONWEALTH ADVISORS, INC , as
of _December 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

L Renee Lieux
Signature

Vice - President
Title

Charles S. Kay
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nicole S. Kaylor, Notary Public
Wormleysburg Boro, Cumberland County
My Commission Expires Aug. 27, 2014

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

COMMONWEALTH ADVISORS, INC.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Commonwealth Advisors, Inc.:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc., (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C

Athens, Georgia
February 14, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSET - Cash	$	11,932
COMPUTERS AND EQUIPMENT:		6,743
Less accumulated depreciation		(2,855)
Computers and equipment - net		3,888
OTHER ASSET - Deferred tax asset		16,077
TOTAL	$	31,897

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:		
Common stock, $0 par value, 1,000 shares authorized and outstanding	$	-
Additional paid-in capital		110,950
Deficit		(79,053)
Total stockholder's equity	$	31,897

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	$	9,075
OPERATING EXPENSES:		
Professional fees		19,316
Accounting		5,600
Technology		3,576
Regulatory fees		2,993
Rent		1,982
Depreciation		1,216
Insurance		1,037
Total expenses		35,720
NET LOSS BEFORE INCOME TAXES		(26,645)
INCOME TAX BENEFIT:		
Deferred tax benefit		6,662
NET LOSS	$	(19,983)

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, DECEMBER 31, 2012	1,000	$ 101,500	$ (59,070)	$ 42,430
Capital contribution		9,450	-	9,450
Net Loss		-	(19,983)	(19,983)
Balance, DECEMBER 31, 2013	1,000	$ 110,950	$ (79,053)	$ 31,897

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:		
Net loss	$	(19,983)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Depreciation		1,216
Deferred tax benefit		(6,663)
Decrease in accounts receivable		15,000
Net cash used in operating activities		(10,430)
FINANCING ACTIVITIES:		
Capital contribution		9,450
Net cash provided by financing activities		9,450
NET DECREASE IN CASH		(980)
CASH AT BEGINNING OF YEAR		12,912
CASH AT END OF YEAR	$	11,932

COMMONWEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), effective October 10, 2011. The Company is incorporated under the laws of the State of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740, *Income Taxes* (ASC 740). Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2013.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at time, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
Federal	-	($6,662)	($6,662)

As of December 31, 2013, the Company has the following operating loss carryforwards:

Expiration year	Amount
2030	$ 37
2031	20,100
2032	48,348
2033	26,645

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $11,932 which was $6,932 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 440, *Commitments* (ASC 440) and Accounting Standards Codification 450, *Contingencies* (ASC 450). Management has determined that no significant commitments and contingencies exist as of December 31, 2013.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement, the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year ended December 31, 2013, payments made to the Affiliate under the expense sharing agreement amounted to $1,982. As of December 31, 2013, the Company had no amount due to or from the Affiliate.

The Company received additional capital of $9,450 from its stockholder during the year ended December 31, 2013. Such amount is reflected on the accompanying Statement of Changes in Stockholder's Equity. There were no shares issued in exchange for such additional capital.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not hold funds or securities for, or owe money or securities to, customers.

8. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

9. SIPC ASSESSMENT RECONCILIATION

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2013. As a result, the Company is not required to include the Form SIPC-7 or the Independent Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

COMMONWEALTH ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 31,897
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Computer and equipment-net	(3,888)
Deferred tax asset	(16,077)
NET CAPITAL	$ 11,932
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	6,932
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	5,932
Percentage of aggregate indebtedness to net capital	0.00%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 11,932
Audit adjustments:	
Increase in non-allowable computer and equipment - net due to depreciation adjustment	2,063
Increase in non-allowable deferred tax asset	13,062
Increase in stockholder's equity due to above adjustments	(15,125)
Net Capital as reported in the preceding calculation	$ 11,932

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of Directors
Commonwealth Advisors, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Commonwealth Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements
12

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Athens, Georgia
February 14, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM